

Mail Stop 3720

May 29, 2012

<u>Via E-mail:</u>
Mr. Joseph R. Ianniello
Chief Financial Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

      Re: CBS Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 23, 2012
              File No. 1-09553

Dear Mr. Ianniello:

We have reviewed your response letter dated May 11, 2012 and your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Critical Accounting Policies</u>

<u>Programming and Production Costs, page II-28</u>

1. We note your response to comments five and seven of our comment letter dated April 13, 2012. To enable your investors to better understand the nature of the fluctuations in programming costs arising from multi-year sports rights agreements which you referred to in your MD&A, please discuss the methods, assumptions and estimates underlying your critical accounting measurements of relative value and net realizable value for such agreements or explain to us your consideration for not providing such information. Please provide us your proposed disclosures that you will include in future filings.

1) Basis of Presentation and Summary of Significant Accounting Policies, page II-48

2. Please disclose your accounting policy for multi-year sports rights agreements and for the related annual contractual payments, including your basis for capitalization, amortization and measurement of relative value and net realizable value of each year in the arrangements. If applicable, disclose the differences in your accounting for national, international, local and regional sports contracts. Please provide us your proposed disclosures that you will include in future filings.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director